UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(AMENDMENT NO. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

MATTERSIGHT CORPORATION

(Name of Subject Company and Filing Person (Issuer and Offeror))

7% SERIES B CONVERTIBLE PREFERRED STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

577097207

(CUSIP Number of Class of Securities)

Kelly D. Conway

President and Chief Executive Officer

Mattersight Corporation

200 S. Wacker Drive, Suite 820

Chicago, Illinois 60606

(877) 235-6925

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Christine R. Carsen, Esq.

Vice President, General Counsel and

Corporate Secretary

Mattersight Corporation

200 S. Wacker Drive, Suite 820

Chicago, Illinois 60606

(877) 235-6925

and

Steven J. Gavin, Esq.

Arlene K. Lim, Esq.

Winston & Strawn LLP

35 West Wacker Drive

Chicago, Illinois 60601

(312) 558-5600

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$972,079.55	$111.40

(1)	The transaction value is estimated solely for purposes of calculating the filing fee. This amount is based on the offer to purchase up to 111,605 shares of 7% Series B Convertible Preferred Stock of Mattersight Corporation, par value $0.01 per share, at a purchase price of $8.60 per share plus accrued and unpaid dividends up to, but not including, April 17, 2012.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11(a)(2) under the Securities Exchange Act of 1934, as amended, equals $114.60 per $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $111.40	Filing Party: Mattersight Corporation
Form of Registration No.: SC TO-I	Date Filed: March 16, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

*	If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (cross-border issuer tender offer).
☐	Rule 14d-1(d) (cross-border third-party tender offer).

Introductory Statement

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on March 16, 2012 (as amended and supplemented, this “Schedule TO”) by Mattersight Corporation, a Delaware corporation (the “Company”), and relates to the offer by the Company to purchase up to 111,605 shares of its issued and outstanding 7% Series B Convertible Preferred Stock, par value $0.01 per share, at a purchase price of $8.60 per share, plus accrued and unpaid dividends, less any applicable withholding taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 16, 2012 as amended hereby (the “Offer to Purchase”) and in the related Letter of Transmittal as amended hereby (the “Letter of Transmittal”). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended. All information in the Offer to Purchase and the related Letter of Transmittal, which were previously filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO, is hereby expressly incorporated by reference in answer to all items in this Amendment, and as more particularly set forth below.

Amended Items of Schedule TO

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 amends and restates only the items of Schedule TO that are being amended and restated, and unaffected items are not included herein. This Amendment No. 1 should be read in conjunction with the Schedule TO.

Item 1.	Summary Term Sheet.

The second sentence under “How many shares of Series B Stock will the Company Purchase?” in the section of the Offer to Purchase entitled “Summary Term Sheet” on page 1 of the Offer to Purchase is amended and restated as follows:

“The 111,605 shares of Series B Stock that we are offering to purchase in the Offer represents approximately 6.68% of the 1,670,696 shares of Series B Stock issued and outstanding as of March 1, 2012 and 0.66% of the 16,784,717 shares of Series B Stock and Common Stock issued and outstanding as of March 1, 2012.”

The third sentence under “Until what time can I withdraw previously tendered Series B Stock?” in the section of the Offer to Purchase entitled “Summary Term Sheet” on page 4 of the Offer to Purchase is deleted in its entirety. The resulting paragraph in its entirety is as follows:

“Until what time can I withdraw previously tendered Series B Stock?

You can withdraw previously tendered Series B Stock at any time prior to the Expiration Date. Also, if we have not accepted and paid for your Series B Stock on or prior to Friday, May 11, 2012 (40 business days after the commencement of the Offer), you can withdraw your Series B Stock at any time thereafter until we do accept your Series B Stock for payment. See Section 3 — “Withdrawal Rights” of this Offer to Purchase.”

The third sentence under “When and how will I be paid for the Series B Stock I tender?” in the section of the Offer to Purchase entitled “Summary Term Sheet” on page 4 of the Offer to Purchase is deleted in its entirety. The resulting paragraph in its entirety is as follows:

“When and how will I be paid for the Series B Stock I tender?

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), we will accept for payment and promptly pay for all Series B Stock validly tendered prior to the Expiration Date and not validly withdrawn. The date we purchase your shares of Series B Stock is referred to herein as the “Settlement Date”. See Section 4 — “Acceptance for Payment and Payment for Series B Stock” of this Offer to Purchase.”

Item 2.	Subject Company Information.

(b)	Securities.

The first sentence of the third paragraph on page 9 of the Offer to Purchase under the section entitled “Introduction” is amended and restated to read as follows:

“The 111,605 shares of Series B Stock that we are offering to purchase in the Offer represents approximately 6.68% of the 1,670,696 shares of Series B Stock issued and outstanding as of March 1, 2012 and 0.66% of the 16,784,717 shares of Series B Stock and Common Stock issued and outstanding as of March 1, 2012.”

Item 4.	Terms of the Transaction.

(a)	Material Terms.

The sixth paragraph under Section 1 - “Terms of the Offer; Proration” on page 11 of the Offer to Purchase is deleted in its entirety.

The first sentence of the eighth paragraph under Section 1 - “Terms of the Offer; Proration” on page 12 of the Offer to Purchase is deleted in its entirety. The resulting paragraph in its entirety is as follows:

“Tendering holders of Series B Stock that are purchased in the Offer will no longer have any rights in respect of the accumulated and unpaid dividends on those Series B Stock purchased by us.”

The third sentence in the eleventh paragraph under Section 1 - “Terms of the Offer; Proration” on page 12 of the Offer to Purchase is amended and restated as follows:

“We will announce the final proration factor and commence payment for any shares purchased pursuant to the Offer promptly after the Expiration Date.”

The last two sentences of the seventh paragraph under Section 2 - “Procedures for Tendering Series B Stock” on page 14 of the Offer to Purchase are deleted in their entirety. The resulting paragraph in its entirety is as follows:

“The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by facsimile transmission (for Eligible Institutions only) or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.”

The fourth paragraph under Section 3 - “Withdrawal Rights” on page 16 of the Offer to Purchase is deleted in its entirety.

The second sentence in the first paragraph under Section 4 - “Acceptance for Payment and Payment for Series B Stock” on page 17 of the Offer to Purchase is deleted in its entirety. The resulting paragraph in its entirety is as follows:

“Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), we will accept for payment and promptly pay for all Series B Stock validly tendered prior to the Expiration Date and not validly withdrawn in accordance with Section 3 — “Withdrawal Rights” of this Offer to Purchase. We expressly reserve the right, in our sole discretion, to delay acceptance for payment of or payment for Series B Stock, or if other conditions to our obligations described in Section 12 — “Certain Conditions of the Offer” of this Offer to Purchase are not satisfied. Any such delays will be effected in compliance with applicable law. If we are delayed in our acceptance for payment of or payment for Series B Stock or are unable to accept for payment or pay for Series B Stock pursuant to the Offer, then, without prejudice to our rights under the Offer (but subject to compliance with applicable law), the Depositary may, nevertheless, on our behalf, retain tendered Series B Stock, and such Series B Stock may not be withdrawn except to the extent tendering stockholders are entitled to do so as described in Section 3 — “Withdrawal Rights” of this Offer to Purchase.”

The fifth paragraph under Section 4 – “Acceptance for Payment and Payment for Series B Stock” on page 17 of the Offer to Purchase is amended and restated in its entirety to read as follows:

“If any tendered Series B Stock is not accepted for payment pursuant to the terms and conditions of the Offer for any reason, promptly after the expiration or termination of the Offer, book entry credits representing unpurchased Series B Stock will be deposited by the Depository in the stockholder’s name without expense to the tendering stockholder.”

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e)	Agreements Involving the Subject Company’s Securities.

The second to last sentence in the first paragraph on page 26 in Section 10 – “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Series B Stock” is hereby amended and restated to read as follows:

“Applicable percentage of beneficial ownership is based on 1,670,696 shares of Series B Stock outstanding as of March 1, 2012 and 16,748,717 shares of Common Stock outstanding as of March 1, 2012.”

Item 7.	Source and Amount of Funds or Other Consideration.

(b)	Conditions.

The first paragraph set forth under Section 12 – “Certain Conditions of the Offer” of the Offer to Purchase is amended to delete the following from the first sentence: “(including any action or inaction by us)”. The resulting paragraph is as follows:

“The Offer is not conditioned on any minimum number of shares of Series B Stock being tendered, nor is the Offer subject to any financing condition or contingency. Notwithstanding any other provision of the Offer, we will not be required to accept for payment, purchase or pay for any shares of Series B Stock tendered, and may terminate, extend or amend the Offer or may (subject to applicable law), postpone the acceptance for payment of or the payment for any shares of Series B Stock tendered, if at any time on or after the commencement of the Offer and on or prior to the Expiration Date (or such other time as specified below) any of the following events have occurred (or are determined by us to have occurred) that, in our reasonable judgment and regardless of the circumstances giving rise to the event or events, makes it inadvisable to proceed with the Offer or with acceptance for payment or payment for the Series B Stock in the Offer:”

The first full paragraph set forth on page 34 of the Offer to Purchase in Section 12 – “Certain Conditions of the Offer” is amended to delete the following: “, including any action or inaction by us,”. The resulting paragraph is as follows:

“The conditions referred to above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition, and may be waived by us (other than those conditions dependent upon the receipt of necessary government approvals), in whole or in part, at any time and from time to time in our reasonable discretion.”

Item 11.	Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

The first paragraph set forth in Section 16 – “Miscellaneous” on page 36 of the Offer to Purchase is amended and restated as follows:

“If at any time we become aware of any jurisdiction within the United States where the making of the Offer violates the law, we will make a good faith effort to comply with the law. If we cannot comply with the law, the Offer will not be made to, nor will exchanges be accepted from or on behalf of, the holders of Series B Stock residing in that jurisdiction within the United States.”

(b)	Other Material Information.

Paragraph four of the Letter of Transmittal is hereby amended by deleting “as soon as practicable” in the last sentence of paragraph four and replacing the deleted language with the word “promptly”. The resulting sentence is as follows:

“In any such case, book-entry credits(s) for the remainder of the Series B Stock that were evidenced by the old certificate(s) will be deposited in the registered holder(s) name, unless otherwise provided in the appropriate box on this Letter of Transmittal, promptly after the acceptance for payment of, and payment for, the Series B Stock tendered herewith.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 3, 2012	MATTERSIGHT CORPORATION

	By:	/s/ KELLY D. CONWAY
	Name:	Kelly D. Conway
	Title:	President and Chief Executive Officer